Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

October 19, 2012

VIA EDGAR

Ms. Laura Hatch

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street NE

Washington D.C.  20549-8626

RE:

Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Ms. Hatch,

On behalf of the Registrant, this letter responds to your comments communicated orally on September 20, 2012, with respect to the review of the Registrant by the Securities and Exchange Commission (the “Commission”). You stated that the purpose of the Commission’s review was designed to ensure that filings made by the Registrant with the Commission, including the accompanying Registrant disclosures, will comply with the Sarbanes-Oxley Act of 2002. In particular, your comments were based on the Registrant’s Form N-CSR filing (the “Annual Report”) for its fiscal year ended April 30, 2012, as filed on July 6, 2012, with respect to 9 series of the Registrant, Aspen Managed Futures Strategy Fund, Clough China Fund, Vulcan Value Partners Fund, Vulcan Value Partners Small Cap Fund, RiverFront Global Growth Fund, RiverFront Global Allocation Fund, RiverFront Dynamic Equity Income Fund, RiverFront Moderate Growth & Income Fund and RiverFront Conservative Income Builder Fund (each, a “Fund” and collectively, the “Funds”).

Set forth in the numbered paragraphs below are your comments of September 20, 2012, followed by the Registrant’s responses.  In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comments.

All Funds

1)

Comment:   Note 1, “Organization,” to the Registrant’s Financial Statements dated April 30, 2012 in the Annual Report, states that there are “…twenty separate funds offered to the public under the Trust as of April 30, 2012.”  However, the Statement of Additional Information for the Registrant dated August 31, 2012, states that that “[T]he Fund Complex currently consists of 24 series of the Trust….”  Please explain the difference between the number of funds listed in each document.

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Response:  Between April 30, 2012 and August 31, 2012, the Registrant added 4 new series, specifically the Pathway Advisors Aggressive Growth Fund, Pathway Advisors Conservative Fund, Pathway Advisors Growth and Income Fund and RiverFront Conservative Income Builder Fund.

2)

Comment:  The Notes to the Registrant’s Financial Statements dated April 30, 2012, in the Annual Report indicate that there were certain permanent differences in book and tax basis accounting.  Please include a more thorough explanation of any such differences in future reports.

Response:  Permanent differences in book and tax were primarily due to the differing tax treatment of net operating losses, foreign currency, investments in partnerships and certain other investments.  Permanent differences are specific to each Fund, depending on the Fund’s type of investments.  The Registrant will note the comment in connection with future shareholder reports and will include a more thorough explanation pertaining to the differences in book and tax basis accounting.

3)

Comment:  Note 2, “Significant Accounting Policies,” to the Registrant’s Financial Statements in the Annual Report dated April 30, 2012, states that “[T]he Fund complies with the requirements under Subchapter M of the Code applicable to regulated investment companies….”  Please revise references in future reports to incorporate the full name of the Internal Revenue Code of 1986, as amended.

Response:   The full name of the Internal Revenue Code of 1986, as amended, will be incorporated into future Annual Reports.

4)

Comment:  In the “Additional Information Section” of the Annual Report, under the heading “Fund Proxy Voting Policies, Procedures and Summaries,” the Registrant has provided a telephone number for shareholders to obtain the Registrant’s policies for voting proxies and additional information regarding how each of the Registrant’s Funds voted proxies relating to portfolio securities during the most recent prior 12-month period ended June 30. Please confirm whether the telephone number listed is toll-free, and if such information is also available on the Registrant’s web site, provide the web address in future reports.

Response:  The Registrant confirms that the telephone number listed is toll-free, and that the information is not available on the Registrant’s web site.  As a result, the Registrant has not included a web address for this information.

5)

Comment:  In the “Trustees and Officers” section of the Annual Report, please include in future reports a statement that the Registrant’s Statement of Additional Information includes additional information about the Registrant’s Trustees, and is available, without charge, upon request using a toll-free telephone number, as required under Item 27(b)(6) of Form N-1A.

Response:  The Registrant will include the information required under Item 27(b)(6) of Form N-1A in future shareholder reports.

6)

Comment:  In the “Independent Trustees” section of the Registrant’s Statement of Additional Information dated August 31, 2012, please include in the future a discussion of the specific role Mr. Moran plays in the leadership of the Registrant’s Board as lead independent trustee thereof, as required under Item 17(b)(1) of Form N-1A.

Response:  In the next annual update to the Registrant’s Statement of Additional Information, the Registrant will include an enhanced discussion of the specific role Mr. Moran plays in the leadership of the Registrant’s Board as lead independent trustee.

Aspen Managed Futures Strategy Fund

7)

Comment:  As the Fund’s principal investment strategies indicate that the Fund uses a low cost “passive” or “indexing” investment approach, please confirm why the inclusion of the term “managed” in the Fund’s name complies with the requirements of Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).  Please change the name of the Fund to the extent it is not compliant with the Rule.

Response:  Although the Fund’s prospectus indicates that it uses a “passive” or “indexing” investment approach, the Registrant notes that “Managed” is included in the Fund’s name due to the fact that its investment objective is to seek investment results that replicate as closely as possible, before fees and expenses, the prices and yield performance of the Aspen Managed Futures Beta Index (the “Index”).  In addition, the Fund’s portfolio may be subject to the requirements of the 1940 Act, or may be subject to transaction costs, all of which are not generally applicable to the Index.  As a result, the Fund’s ability to achieve its investment objective depends in part on the adviser’s assessments of the characteristics of particular securities and derivatives, and the Fund’s portfolio may not perfectly replicate the Index.  As stated in the Fund’s prospectus, the Index seeks to reflect the performance of strategies and exposures common to a broad universe of futures markets, i.e., managed futures beta.  In light of the foregoing, the Registrant believes the Fund’s name complies with the requirements of Rule 35d-1 of the 1940 Act.

8)

Comment:  In the “Manager Commentary” section of the Annual Report dated April 30, 2012, as required under Item 27(b)(7)(i) of Form N-1A, please include in future reports a discussion of the factors that materially affected the Fund’s performance during the most recently completed fiscal year, rather than the previous six-month period, as is currently shown.

Response:  The Registrant will note the comment in connection with future shareholder reports.

9)

Comment:  In the “Manager Commentary” section of the Annual Report, please include in future reports additional discussion of the impact presented by markets other than Europe, as the Fund’s investment in currency and commodity-linked derivatives instruments is not limited to Europe.

Response:  The Registrant will note the comment in connection with future shareholder reports.

10)

Comment:  In the Consolidated Statement of Assets and Liabilities, for the line item titled “Deposit with Broker for Futures Contracts,” please include in future reports a footnote directing shareholders to Note 3 to the Financial Statements, titled “Derivative Instruments.”

Response:  The Registrant will note the comment in connection with future shareholder reports.

11)

Comment:  In Note 3 to the Financial Statements, titled “Derivative Instruments,” please incorporate in future reports more detailed information as directed by Section 5-02 of Regulation S-X regarding deposits with brokers for futures contracts, including initial margin requirements.

Response:  The Registrant will note the comment in connection with future shareholder reports.

12)

Comment:  In connection with the Fund’s deposits with brokers for futures contracts, please confirm whether only one broker is used, and if so, disclose in future reports the risks associated with the Fund using a single counterparty for such transactions.

Response:  The Fund uses a single counterparty for futures contracts.  The Registrant will note the comment and include additional disclosure in future shareholder reports detailing the principal risks associated with using a single counterparty for such transactions.

13)

Comment:  In Note 2 to the Financial Statements, titled “Significant Accounting Policies,” please consider separating, in future reports, the futures contracts listed in the summary of fair value inputs into the same equity, fixed income, commodity and foreign currency categories included in Note 3 to the Notes to the Financial Statements titled, “Derivative Instruments.”

Response:  The Registrant will note the comment in connection with future shareholder reports.

14)

Comment:  In Note 4 to the Financial Statements, titled “Tax Basis Information,” please clarify whether the information shown for net unrealized appreciation for tax purposes refers to short-term money market funds or futures.

Response:  The information shown for net unrealized appreciation for tax purposes includes futures and foreign currency contracts.  The Registrant notes that there is no net unrealized appreciation on short-term money market funds.  However, the Registrant will note the comment in connection with future shareholder reports.

Vulcan Value Partners Fund and Vulcan Value Partners Small Cap Fund

15)

Comment:  In the Shareholder Letter required under Item 27(b)(7)(i) of Form N-1A, please include in future reports a discussion of the factors that materially affected the Fund’s performance during the most recently completed fiscal year, rather than the previous six-month period, as is currently shown.

Response:  The Registrant will note the comment in connection with future shareholder reports.

16)

Comment:  In the Shareholder Letter, please consider using in future reports the complete name of the issuer of each security, in order to match the format for each name in the Statement of Investments.

Response:  The Registrant will note the comment in connection with future shareholder reports.

17)

Comment:  In the Statement of Assets and Liabilities, please in the future itemize the disclosure for each component of “accrued expenses and other liabilities” to the extent such amount is in excess of 5% of total liabilities, in accordance with Section 5-02 of Regulation S-X.

Response:  The Registrant will note the comment in connection with future shareholder reports.

18)

Comment:  With respect to the disclosure included in the Financial Highlights to the Annual Report, please (i) confirm how the ratios of expenses to average net assets without fee waivers and expense reimbursements were calculated, (ii) in future Annual Reports, explain how fee waivers and recoupment of previously paid fees can occur in the same year and (iii) if the recoupment of previously paid fees is reported in future Annual Reports, disclose the amount and date of expiration related thereto.

Response:  The Registrant: (i) confirms that the ratios of expenses to average net assets without fee waivers and expense reimbursements were prepared by dividing the Total Expenses Before Waivers, as provided in the Statement of Operations, by average Fund net assets over the same period; (ii) confirms that the management fee waivers and recoupment of previously waived fees may occur in the same fiscal year for a particular Fund in the event that expense accruals for the Fund are adjusted to ensure expenses do not exceed the applicable expense cap, which could result in an increase in Fund expenses for a single day, causing the Fund’s total expenses to exceed the applicable fee waiver cap, which would result in the Fund showing the effect of the fee waiver while simultaneously showing the recoupment of previously waived fees and (iii) notes that the amount of the waived fees and/or reimbursed expenses recoupable in each year is disclosed in Note 6 to the Notes to the Financial Statements.

19)

Comment:  In the section of the Fund’s Prospectus titled “Management,” please include going forward a discussion of the applicable advisory fee waiver and expense reimbursement currently in place.

Response:  A discussion of the contractual fee waiver and/or expense reimbursement agreed to by each Fund’s investment adviser, Vulcan Value Partners, LLC, will be included in the section titled “Management” in future prospectuses, to the extent such fee waiver and/or expense reimbursement is still in effect.

20)

Comment:  In the section of the Fund’s Prospectus titled “Management,” please revise going forward the disclosure regarding the current term of each Fund’s investment advisory agreement, as the two-year initial term has passed and therefore the current disclosure is out of date.

Response:   The Registrant will note the comment in connection with the next annual update to the Fund’s Prospectus.

21)

Comment:  In the section of each Fund’s Prospectus titled “Buying, Exchanging and Redeeming Fund Shares,” under the heading “Redemption Fees,” the Registrant has included the following disclosure:

“The Funds reserve the right to require a signature guarantee under other circumstances or to reject or delay a redemption on certain legal grounds.”

Please provide a legal analysis which explains how the procedures described in the disclosure are compliant with Section 22 of the 1940 Act.

Response:  The Registrant notes that the portion of the excerpt referred to in the comment, which discusses the Funds’ right to “…reject or delay a redemption on certain legal grounds” is intended to include those circumstances specifically provided in Section 22(e) of the 1940 Act, and only to extent permissible by the 1940 Act.  Those instances included in Section 22(e) are disclosed by the Funds in the Prospectus in the section titled “Buying, Exchanging and Redeeming Fund Shares,” under the heading “Redemption Fees.”  Specifically, the Funds’ Prospectus provides:

“Note: Each Fund has the right to suspend or postpone redemptions of shares for any period: (i) during which the NYSE is closed, other than customary weekend and holiday closings; (ii) during which trading on the NYSE is restricted; or (iii) during which (as determined by the SEC by rule or regulation) an emergency exists as a result of which disposal or valuation of portfolio securities is not reasonably practicable, or as otherwise permitted by the SEC.”

As a result, the Registrant does not believe that further changes are warranted.

Clough China Fund

22)

Comment:  The Registrant has included a line item in the Statement of Operations for the Fund titled “Interest and Other Income.”  As the Fund does not currently hold any corporate bonds, please confirm whether the line item represents income from money market funds, and if so, reclassify in future reports the amount included in the line item as “Dividend Income.”

Response:  The Registrant confirms that the line item primarily represents income from money market funds and banks.  The Registrant will note the comment in connection with future shareholder reports.

23)

Comment:  The Registrant has included a line item in the Statement of Operations for the Fund titled “Networking Fees.”  Please confirm whether such fees should be classified as related-party expenses, and if so provide a discussion in the Notes to the Financial Statements.

Response:  The Registrant confirms that such “Networking Fees” do not fall under the classification of related-party expenses.

24)

Comment:  The Registrant has included a line item in the Statement of Operations for the Fund titled “Net Realized and Unrealized Loss on Investments.”  Please modify in future reports the title of the line item to state “Net Realized and Unrealized Loss on Foreign Currency Transactions.”

Response:  The Registrant will note the comment in connection with future shareholder reports.

25) Comment:  In the Financial Highlights for each of Class A, Class C and Class I of the Fund, please provide an explanation for the difference between the ratio of expenses to average net assets including fee waivers and reimbursements, and the ratio excluding such fee waivers and reimbursements for each Class, including whether fee waivers and reimbursements specific to each Class are in effect.

Response:  There are no class-specific fee waivers and/or expense reimbursements for the Fund.  However, the differences noted between the share classes are attributable to differences in Shareholder Service Fees and 12b-1 fees applicable to each share class.  The Registrant notes that additional information regarding the fee waivers and/or expense reimbursements is provided in Note 7 to the Financial Statements.

26) Comment:  In Note 7 to the Financial Statements, titled “Management and Related-Party Transactions,” there is a discussion of the Adviser and Sub-Adviser’s ability to recover expenses they have waived or reimbursed pursuant to fee waiver and expense reimbursement agreements, to the extent that expenses in later periods fall below the annual limits set forth in those agreements.  The Fund, however, is not obligated to pay any such waived or reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived or reimbursed.  In the information provided for the amounts the Adviser and Sub-Adviser may seek reimbursement for, please confirm whether such agreements apply at the share class level, and if so, separate in future reports the recoverable amounts for each year by share class.  In addition, please also include in future reports information which specifies the particular fees being waived.

Response:  The Registrant will note the comment in connection with future shareholder reports.

27)

Comment:  Please provide an explanation of how the Registrant concluded there were no unrecognized tax benefits from China in connection with the statements provided in Note 2 to the Financial Statements, titled “Significant Accounting Policies.”

Response:  The Registrant makes determinations regarding liabilities for unrecognized tax benefits by analyzing the Fund’s tax positions in accordance with Accounting Standards Codification 740-10, using publicly available information in addition to other information and resources made available by Fund service providers.  To the best of Registrant’s knowledge, as of April 30, 2012, there is no unrecognized tax benefit associated with China that is required to be included for the Fund.

RiverFront Global Growth Fund, RiverFront Global Allocation Fund, RiverFront Dynamic Equity Income Fund, RiverFront Moderate Growth & Income Fund and RiverFront Conservative Income Builder Fund

28)

Comment:  In the Prospectus for the RiverFront Global Allocation Fund, the principal investment strategies state that the Fund will normally be invested in 80% equity securities and 20% fixed income securities.  Please provide information on how the Fund’s holdings were actually allocated between equity and fixed income securities as of April 30, 2012.

Response:   As of April 30, 2012, the Registrant classified 81.49% of the Fund’s holdings as equity securities and 17.73% of the Fund’s holdings as fixed-income securities.

29)

Comment:  As a significant portion of the investments for each of the RiverFront Global Allocation Fund and RiverFront Global Growth Fund is outside of the United States, please provide information regarding how each Fund’s holdings were actually allocated to non-U.S. securities as of April 30, 2012.

Response:   As of April 30, 2012, the Registrant classified 60.08% of the RiverFront Global Growth Fund’s portfolio allocation as domestic equity securities, and 35.66% as international equity securities.  As of April 30, 2012, the Registrant classified 57.03% of the RiverFront Global Allocation Fund’s portfolio allocation as domestic equity securities, and 26.73% as international equity securities.

30)

Comment:  Please explain any discrepancies between the information reported in the Prospectus and the information included in the Annual Report Financial Highlights for each Fund with respect to total annual fund operating expense ratios, excluding fee waivers and expense reimbursements.

Response:   The Registrant notes the following differences between the information reported in the Prospectus and Annual Report for each Fund with respect to the total annual fund operating expense ratios, excluding fee waivers and reimbursements, specifically: (i) the Prospectus reflects a 0.05% decrease, effective August 31, 2012, in the management fee rate payable to ALPS Advisors, Inc., each Fund’s investment adviser, and (ii) the Prospectus reflects an adjustment in the types of investments included within each Fund’s Acquired Fund Fees and Expenses line item.

*****

Please feel free to contact the undersigned at 720-917-0864 should you have any questions.

Sincerely,

/s/ David T. Buhler

David T. Buhler, Esq.

Secretary

Financial Investors Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

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